Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

2015 ANNUAL RESULTS

The board of directors (the “Board”) of China Southern Airlines Company Limited (the “Company”) hereby announces the audited results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2015 together with the comparative figures for 2014:

FINANCIAL RESULTS

A.	PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRSs”)

CONSOLIDATED INCOME STATEMENT

For the year ended 31 December 2015

		2015	2014
	Note	RMB million	RMB million
Operating revenue
Traffic revenue		107,099	104,328
Other operating revenue		4,553	4,256

Total operating revenue	4	111,652	108,584

Operating expenses
Flight operation expenses	5	50,412	58,901
Maintenance expenses		10,407	8,304
Aircraft and transportation service expenses		17,908	16,402
Promotion and selling expenses		6,976	7,841
General and administrative expenses		2,464	2,337
Depreciation and amortisation	6	11,845	10,828
Impairment on property, plant and equipment		90	215
Others		1,390	1,198

Total operating expenses		101,492	106,026

Other net income	7	3,278	2,190

Operating profit		13,438	4,748

		2015		2014
	Note	RMB million		RMB million

Interest income			253		376
Interest expense	8		(2,188)		(2,193)
Share of associates’ results			460		261
Share of joint ventures’ results			108		140
Exchange loss, net			(5,953)		(292)
Other non-operating income	9		–		26

Profit before income tax			6,118		3,066
Income tax	10		(1,300)		(668)

Profit for the year			4,818		2,398

Profit attributable to:
Equity shareholders of the Company			3,736		1,777
Non-controlling interests			1,082		621

Profit for the year			4,818		2,398

Earnings per share attributable to equity shareholders of the Company
Basic and diluted	13	RMB	0.38	RMB	0.18

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended 31 December 2015

		2015	2014
	Note	RMB million	RMB million

Profit for the year		4,818	2,398

Other comprehensive income for the year:
Items that may be reclassified subsequently to profit or loss
– Fair value movement of available-for-sale financial assets		–	43
– Fair value movement of derivative financial instruments		13	–
– Share of other comprehensive (loss)/income of an associate		(7)	21
– Deferred tax relating to above items		(3)	(11)

Total comprehensive income for the year		4,821	2,451

Total comprehensive income attributable to:
Equity shareholders of the Company		3,742	1,813
Non-controlling interests		1,079	638

Total comprehensive income for the year		4,821	2,451

CONSOLIDATED BALANCE SHEET

At 31 December 2015

		31 December	31 December
		2015	2014
	Note	RMB million	RMB million

Non-current assets
Property, plant and equipment, net		142,870	134,453
Construction in progress	14	19,433	19,347
Lease prepayments		2,637	2,349
Interest in associates		1,995	1,583
Interest in joint ventures		1,440	1,338
Other investments in equity securities		136	136
Aircraft operating lease deposits		669	651
Available-for-sale financial assets		104	104
Derivative financial instruments		13	–
Deferred tax assets		1,387	966
Other receivables		304	300
Other assets		888	920

		171,876	162,147

Current assets
Inventories		1,606	1,661
Trade receivables	15	2,580	2,683
Other receivables	16	3,720	5,864
Cash and cash equivalents		4,560	15,414
Restricted bank deposits		123	438
Prepaid expenses and other current assets		1,191	995
Amounts due from related companies		333	486

		14,113	27,541

Current liabilities
Borrowings		30,002	20,979
Current portion of obligations under finance leases		6,416	5,992
Trade payables	17	2,500	1,657
Sales in advance of carriage		7,131	6,101
Deferred revenue		1,029	1,160
Current income tax		66	296
Amounts due to related companies		152	458
Accrued expenses		13,081	12,122
Other liabilities		5,158	5,321

		65,535	54,086

		31 December	31 December
		2015	2014
	Note	RMB million	RMB million

Non-current liabilities
Borrowings		15,884	42,066
Obligations under finance leases		49,408	43,919
Deferred revenue		1,806	1,750
Provision for major overhauls		1,895	1,623
Provision for early retirement benefits		13	25
Deferred benefits and gains		886	853
Deferred tax liabilities		938	873

		70,830	91,109

Net assets		49,624	44,493

Capital and reserves
Share capital		9,818	9,818
Reserves		29,227	25,930

Total equity attributable to equity shareholders of the Company		39,045	35,748
Non-controlling interests		10,579	8,745

Total equity		49,624	44,493

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2015

	Attributable to equity shareholders of the Company
							Non-
	Share	Share	Fair value	Other	Retained		controlling	Total
	capital	premium	reserves	reserves	earnings	Total	interests	equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million	million	million

Balance at 1 January 2014	9,818	14,131	22	1,336	9,022	34,329	8,122	42,451

Changes in equity for 2014:
Profit for the year	–	–	–	–	1,777	1,777	621	2,398
Other comprehensive income	–	–	22	14	–	36	17	53

Total comprehensive income	–	–	22	14	1,777	1,813	638	2,451
Appropriations to reserves	–	–	–	137	(137)	–	–	–
Dividends relating to 2013	–	–	–	–	(393)	(393)	–	(393)
Capital injection of non-controlling interests in a subsidiary	–	–	–	–	–	–	108	108
Acquisition of non-controlling interests in a subsidiary	–	–	–	(1)	–	(1)	(1)	(2)
Non-controlling interest arising on business combination	–	–	–	–	–	–	6	6
Distributions to non-controlling interests	–	–	–	–	–	–	(128)	(128)

Balance at 31 December 2014	9,818	14,131	44	1,486	10,269	35,748	8,745	44,493

Balance at 1 January 2015	9,818	14,131	44	1,486	10,269	35,748	8,745	44,493

Changes in equity for 2015:
Profit for the year	–	–	–	–	3,736	3,736	1,082	4,818
Other comprehensive income	–	–	11	(5)	–	6	(3)	3

Total comprehensive income	–	–	11	(5)	3,736	3,742	1,079	4,821

Appropriations to reserves	–	–	–	246	(246)	–	–	–
Dividends relating to 2014 (note 11)	–	–	–	–	(393)	(393)	–	(393)
Capital injection of non- controlling interests in a subsidiary	–	–	–	–	–	–	1,360	1,360
Acquisition of non-controlling interests in a subsidiary	–	–	–	(52)	–	(52)	(574)	(626)
Distributions to non-controlling interests	–	–	–	–	–	–	(31)	(31)

Balance at 31 December 2015	9,818	14,131	55	1,675	13,366	39,045	10,579	49,624

Notes to the financial information prepared in accordance with IFRSs:

1	CORPORATE INFORMATION

China Southern Airlines Company Limited (the “Company”), a joint stock company limited by shares, was incorporated in the People’s Republic of China (the “PRC”) on 25 March 1995. The address of the Company’s registered office is House 203, No. 233 Kaifa Avenue, Guangzhou Economic & Technology Development Zone, Luogang District, Guangzhou, Guangdong Province, the PRC. The Company and its subsidiaries (the “Group”) are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services.

The Company’s majority interest is owned by China Southern Air Holding Company (“CSAHC”), a state-owned enterprise incorporated in the PRC.

The Company’s shares are traded on the Shanghai Stock Exchange, the Stock Exchange of Hong Kong Limited and the New York Stock Exchange.

2	BASIS OF PREPARATION

The consolidated financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”), which collective term includes all applicable individual IFRSs, International Accounting Standards (“IASs”) and Interpretations issued by the International Accounting Standards Board (the “IASB”). The consolidated financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The measurement basis used in the preparation of the financial statements is the historical cost basis, except that available-for-sale equity securities and derivative financial instruments are stated at their fair value.

As at 31 December 2015, the Group’s current liabilities exceeded its current assets by RMB51,422 million. In preparing the consolidated financial statements, the Board has given careful consideration to the going concern status of the Group in the context of the Group’s current working capital deficit and believe that adequate funding is available to fulfil the Group’s short-term obligations and capital expenditure requirements.

As at 31 December 2015, the Group had banking facilities with several PRC banks and financial institutions for providing bank financing up to approximately RMB173.7 billion (2014: RMB187.1 billion), of which approximately RMB131.0 billion (2014: RMB126.7 billion) was unutilised. The Board believes that, based on experience to date, it is likely that these facilities will be rolled over in future years if required. Accordingly, the Board believes that it is appropriate to prepare the consolidated financial statements on a going concern basis without including any adjustments that would be required should the Company and the Group fail to continue as a going concern.

3	ACCOUNTING POLICIES

Except as described in note 3(a) below, the accounting policies are consistent with those of the annual financial statements for the year ended 31 December 2014, as described in these financial statements.

(a)	New and amended standards adopted by the Group

The following standards have been adopted by the Group for the first time for the financial year beginning on or after 1 January 2015:

•	Amendment to IAS 19 on contributions from employees or third parties to defined benefit plans. The amendment distinguishes between contributions that are linked to service only in the period in which they arise and those linked to service in more than one period. The amendment allows contributions that are linked to service, and do not vary with the length of employee service, to be deducted from the cost of benefits earned in the period that the service is provided. Contributions that are linked to service, and vary according to the length of employee service, must be spread over the service period using the same attribution method that is applied to the benefits.

•	Amendments from annual improvements to IFRSs – 2010 – 2012 Cycle, on IFRS 8, ‘Operating segments’, IAS 16, ‘Property, plant and equipment’ and IAS 38, ‘Intangible assets’ and IAS 24, ‘Related party disclosures’.

•	Amendments from annual improvements to IFRSs – 2011 – 2013 Cycle, on IFRS 3, ‘Business combinations’, IFRS 13, ‘Fair value measurement’ and IAS 40, ‘Investment property’.

The adoption of the improvements made in the 2010-2012 Cycle has required additional disclosures in the segment note. Other than that, the remaining amendments are not material to the group.

(b)	New Hong Kong Companies Ordinance (Cap 622)

In addition, the requirements of Part 9 “Accounts and Audit” of the new Hong Kong Companies Ordinance (Cap. 622) come into operation during the financial year, as a result, there are changes to presentation and disclosures of certain information in the consolidated financial statements.

4	REVENUE AND SEGMENTAL INFORMATION

(a)	Operating revenue

The Group is principally engaged in the provision of domestic, Hong Kong, Macau and Taiwan and international passenger, cargo and mail airline services. Operating revenue comprises revenue from airline and airline-related business and is stated net of sales tax.

(b)	Business segments

The Group’s network passenger, cargo and mail transportation are managed as a single business unit. The Group’s chief operating decision maker (“CODM”), which is the senior executive management, makes resource allocation decisions based on route profitability, which considers aircraft type and route economics. The objective in making resource allocation decisions is to optimise consolidated financial results. Therefore, based on the way the Group manages the network passenger and cargo operations, and the manner in which resource allocation decisions are made, the Group has only one reportable operating segment for financial reporting purposes, reported as the “airline transportation operations”.

Other operating segments consist primarily of business segments of hotel and tour operation, ground services, cargo handling and other miscellaneous services. These other operating segments are combined and reported as “other segments”.

Inter-segment sales are based on prices set on an arm’s length basis.

For the purposes of assessing segment performance and allocating resources between segments, the Group’s CODM monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the People’s Republic of China Accounting Standards for Business Enterprises (“PRC GAAP”). As such, the amount of each material reconciling item from the Group’s reportable segment revenue, profit before tax, assets and liabilities arising from different accounting policies are set out in Note 4(c).

Information regarding the Group’s reportable segments as provided to the Group’s CODM for the purposes of resource allocation and assessment of segment performance is set out below.

The segment results of the Group for the year ended 31 December 2015 are as follows:

	Airline
	transportation	Other
	operations	segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million

Revenue from external customers	110,067	1,400	–	–	111,467
Inter-segment sales	114	1,528	(1,642)	–	–

Reportable segment revenue	110,181	2,928	(1,642)	–	111,467

Reportable segment profit before taxation	5,480	279	–	582	6,341

Reportable segment profit after taxation	4,199	205	–	582	4,986

Other segment information
Income tax	1,281	74	–	–	1,355
Interest income	244	9	–	–	253
Interest expense	2,156	32	–	–	2,188
Depreciation and amortisation	11,915	97	–	–	12,012
Impairment loss	105	3	–	–	108
Share of associates’ results	–	–	–	462	462
Share of joint ventures’ results	–	–	–	107	107
Non-current assets additions during the year	24,242	98	–	–	24,340

The segment results of the Group for the year ended 31 December 2014 are as follows:

	Airline
	transportation	Other
	operations	segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million

Revenue from external customers	107,790	523	–	–	108,313
Inter-segment sales	–	1,364	(1,364)	–	–

Reportable segment revenue	107,790	1,887	(1,364)	–	108,313

Reportable segment profit before taxation	2,422	257	–	416	3,095

Reportable segment profit after taxation	1,800	202	–	416	2,418

Other segment information
Income tax	622	55	–	–	677
Interest income	369	7	–	–	376
Interest expense	2,155	38	–	–	2,193
Depreciation and amortisation	10,915	88	–	–	11,003
Impairment loss	205	–	–	–	205
Share of associates’ results	–	–	–	263	263
Share of joint ventures’ results	–	–	–	140	140
Non-current assets additions during the year	29,523	98	–	–	29,621

The segment assets and liabilities of the Group as at 31 December 2015 and 31 December 2014 are as follows:

	Airline
	transportation	Other
	operations	segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million

As at 31 December 2015
Reportable segment assets	180,753	2,795	(1,004)	3,706	186,250
Reportable segment liabilities	136,391	1,290	(1,004)	–	136,677

As at 31 December 2014
Reportable segment assets	184,661	2,427	(568)	3,177	189,697
Reportable segment liabilities	144,782	1,209	(568)	–	145,423

*	Unallocated assets primarily include investments in associates and joint ventures, available-for-sale financial assets, derivative financial instruments and other investments in equity securities. Unallocated results primarily include the share of results of associates and joint ventures, dividend income from available-for-sales financial assets and other investments in equity securities.

(c)	Geographic information

The Group’s revenues by geographical segment are analysed based on the following criteria:

(1)	Traffic revenues from services within the PRC (excluding Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan (“Hong Kong, Macau and Taiwan”)), is classified as domestic operations revenues. Traffic revenue from inbound and outbound services between overseas markets, excluding Hong Kong, Macau and Taiwan, is classified as international operations revenues.

(2)	Revenues from commission income, hotel and tour operation, ground services, cargo handling and other miscellaneous services are classified on the basis of where the services are performed.

	2015	2014
	RMB Million	RMB Million

Domestic	82,981	82,764
International	25,872	22,952
Hong Kong, Macau and Taiwan	2,614	2,597

	111,467	108,313

The major revenue earning assets of the Group are its aircraft fleet which is registered in the PRC and is deployed across its worldwide route network. Majority of the Group’s other assets are located in the PRC. CODM considers that there is no suitable basis for allocating such assets and related liabilities to geographical locations. Accordingly, geographical segment assets and liabilities are not disclosed.

(d)	Reconciliation of reportable segment revenues, profit before income tax, assets and liabilities to the consolidated figures as reported in the consolidated financial statement.

	2015	2014
	RMB million	RMB million

Revenue

Reportable segment revenues	111,467	108,313
Reclassification of expired sales in advance of carriage	459	459
Reclassification of sales tax	(274)	(188)

Consolidated revenues	111,652	108,584

	2015	2014
	RMB million	RMB million

Profit before income tax

Reportable segment profit before taxation	6,341	3,095
Capitalisation of exchange difference of specific loans	(222)	(28)
Government grants	1	1
Others	(2)	(2)

Consolidated profit before income tax	6,118	3,066

	2015	2014
	RMB million	RMB million

Assets

Reportable segment assets	186,250	189,697
Capitalisation of exchange difference of specific loans	101	323
Government grants	(342)	(259)
Others	(20)	(73)

Consolidated total assets	185,989	189,688

	2015	2014
	RMB million	RMB million

Liabilities

Reportable segment liabilities	136,677	145,423
Government grants	(312)	(228)

Consolidated total liabilities	136,365	145,195

5	FLIGHT OPERATION EXPENSES

	2015	2014
	RMB million	RMB million

Jet fuel costs	26,274	37,728
Flight personnel payroll and welfare	8,070	6,803
Aircraft operating lease charges	6,153	5,383
Air catering expenses	2,680	2,497
Civil Aviation Development Fund	2,482	2,279
Training expenses	1,003	1,003
Aircraft insurance	168	202
Others	3,582	3,006

	50,412	58,901

6	DEPRECIATION AND AMORTISATION

	2015	2014
	RMB million	RMB million

Depreciation
– Owned assets	7,082	8,021
– Assets acquired under finance leases	4,684	2,768
Amortisation of deferred benefits and gains	(148)	(156)
Other amortisation	227	195

	11,845	10,828

7	OTHER NET INCOME

	2015	2014
	RMB million	RMB million

Government grants	2,331	1,700
Gain/(losses) on disposal of property, plant and equipment, net
– Aircraft and spare engines	414	344
– Other property, plant and equipment	(102)	(77)
Others	635	223

	3,278	2,190

8	INTEREST EXPENSE

	2015	2014
	RMB million	RMB million

Interest on borrowings	1,320	1,628
Interest relating to obligations under finance leases	1,248	978
Interest relating to provision for early retirement benefits	2	4
Less: interest expense capitalised	(382)	(417)

	2,188	2,193

9	OTHER NON-OPERATING INCOME

	2015	2014
	RMB million	RMB million

Gain recognised on acquisition of a subsidiary	–	26

10	INCOME TAX

	2015	2014
	RMB million	RMB million

PRC income tax
– Provision for the year	1,700	430
– Over-provision in prior year	(41)	(29)

	1,659	401

Deferred tax
Origination and reversal of temporary differences	(359)	267

Tax expense	1,300	668

In respect of majority of the Group’s airline operation outside mainland China, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in those overseas jurisdictions. Accordingly, no provision for overseas tax has been made for overseas airlines operation in the current and prior years.

Under the Corporate Income Tax Law of the PRC, the Company and majority of its subsidiaries are subject to PRC income tax at 25% (2014: 25%). Certain subsidiaries of the Company are subject to preferential income tax rate at 15% according to the preferential tax policy in locations, where those subsidiaries are located.

11	DIVIDENDS

A dividend in respect of the year ended 31 December 2015 of RMB0.8 per 10 shares (inclusive of applicable tax) (2014: RMB0.4 per 10 shares (inclusive of applicable tax)), amounting to a total dividend of RMB785 million (2014: RMB393 million), was proposed by the directors on 30 March 2016. The dividend proposed after the end of the financial year has not been recognized as a liability at the end of the financial year.

12	PROFIT ATTRIBUTABLE TO EQUITY SHAREHOLDERS OF THE COMPANY

The consolidated profit attributable to equity shareholders of the Company for the year ended 31 December 2015 includes a profit of RMB1,941 million (2014: RMB1,064 million) which has been dealt with in the financial statements of the Company.

13	EARNINGS PER SHARE

The calculation of basic earnings per share for the year ended 31 December 2015 is based on the profit attributable to equity shareholders of the Company of RMB3,736 million (2014: RMB1,777 million) and the weighted average of 9,817,567,000 shares in issue during the year (2014: 9,817,567,000 shares).

The amounts of diluted earnings per share are the same as basic earnings per share as there were no dilutive potential ordinary shares in existence for the year ended 31 December 2015 and 2014.

14	CONSTRUCTION IN PROCESS

The construction in progress as at 31 December 2015 mainly related to advance payments for acquisition of aircraft amounting to RMB17,700 million and progress payments for other construction projects amounting to RMB1,733 million.

15	TRADE RECEIVABLES

Credit terms granted by the Group to sales agents and other customers generally range from one to three months. Ageing analysis of trade receivables is set out below:

	2015	2014
	RMB million	RMB million

Within 1 month	2,157	2,133
More than 1 month but less than 3 months	383	535
More than 3 months but less than 12 months	30	25
More than 1 year	43	23

	2,613	2,716
Less: bad-debt provision	(33)	(33)

	2,580	2,683

16	OTHER RECEIVABLES

As at 31 December 2015, other receivables include the VAT recoverable amounting to RMB1,596 million (2014: RMB1,562 million).

17	TRADE PAYABLES

	2015	2014
	RMB million	RMB million

Within 1 month	735	755
More than 1 month but less than 3 months	504	633
More than 3 months but less than 6 months	843	107
More than 6 months but less than 1 year	314	76
More than 1 year	104	86

	2,500	1,657

18	SHARE APPRECIATION RIGHTS SCHEME

On 30 November 2011, the Company’s General Meeting approved the “H Share Appreciation Rights Scheme of China Southern Airlines Company Limited” and “Initial Grant under the H Share Appreciation Rights Scheme of China Southern Airlines Company Limited” (“the Scheme”).

Under the Scheme, 24,660,000 units of share appreciation rights (“SARs”) were granted to 118 employees of the Group at the exercise price of HKD3.92 per unit in December 2011. No shares will be issued under the Scheme and each SAR is notionally linked to one existing H share of the Company. Upon exercise of the SARs, a recipient will receive an amount of cash equal to the difference between the market share price of the relevant H share and the exercise price.

The SARs will have an exercise period of six years from the date of grant. Upon the satisfaction of certain performance conditions after the second, third and fourth anniversary of the date of grant, each one third of the SARs will become exercisable.

A dividend of RMB0.2 (equivalent to HKD0.25) (inclusive of applicable tax), a dividend of RMB0.05 (equivalent to HKD0.06) (inclusive of applicable tax), a dividend of RMB0.04 (equivalent to HKD0.05) (inclusive of applicable tax) and a dividend of RMB0.04 (equivalent to HKD0.05) (inclusive of applicable tax) per share was approved by the Company’s General Meeting on 31 May 2012, 18 June 2013, 26 June 2014 and 30 June 2015 respectively, therefore, the exercise price for the SARs was adjusted to HKD3.51 per share in accordance with the predetermined formula stipulated in the Scheme.

The fair value of the liability for SARs is measured using the Black-Scholes option pricing model. The risk free rate, expected dividend yield and expected volatility of the share price are used as the inputs into the model. As at 31 December 2015, 24,660,000 units of SARs granted by the Company have all expired and correspondingly, the liability for SARs was RMB0.

B.	PREPARED IN ACCORDANCE WITH THE PRC GAAP

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended 31 December 2015

	2015	2014
	RMB million	RMB million

Revenue	111,467	108,313
Less: Cost of operation	91,382	95,151
Taxes and surcharges	274	188
Selling and distribution expenses	7,081	7,947
General and administrative expenses	2,754	2,582
Financial expense, net	7,826	2,251
Impairment loss	108	205
Add: Investment income	582	416

Operating profit	2,624	405
Add: Non-operating income	3,814	2,822
Less: Non-operating expenses	97	132

Total profit	6,341	3,095
Less: Income Tax	1,355	677

Net profit	4,986	2,418

Profit attributable to:
– Equity shareholders of the Company	3,851	1,773
– Minority Interests	1,135	645

Net profit	4,986	2,418

CONSOLIDATED BALANCE SHEET

At 31 December 2015

	31 December	31 December
	2015	2014
	RMB million	RMB million
Assets
Current assets
Cash at bank and on hand	5,444	18,306
Accounts receivable	2,592	2,705
Prepayments	1,279	1,104
Dividend receivable	17	4
Other receivables	1,610	2,474
Inventories	1,606	1,661
Other current assets	1,870	1,586

Total current assets	14,418	27,840

Non-current assets
Available-for-sale financial assets	240	240
Long-term equity investments	3,453	2,937
Investment properties	507	459
Fixed assets	142,454	134,001
Construction in progress	19,556	19,247
Intangible assets	2,889	2,544
Aircraft operating lease deposits	669	651
Long-term deferred expenses	640	733
Derivative financial instruments	13	–
Deferred tax assets	1,411	1,045

Total non-current assets	171,832	161,857

Total assets	186,250	189,697

Liabilities and shareholders’ equity
Current liabilities
Short-term loans	19,483	7,243
Bills payable	771	11
Accounts payable	12,077	11,211
Sales in advance of carriage	7,131	6,101
Employee benefits payable	2,446	2,405
Taxes payable	236	436
Interest payable	385	471
Other payables	5,035	5,320
Dividend payable	8	–
Non-current liabilities due within one year	9,964	17,888
Other current liabilities	8,000	3,000

Total current liabilities	65,536	54,086

	31 December	31 December
	2015	2014
	RMB million	RMB million
Non-current liabilities
Long-term bank borrowings	12,884	42,066
Corporate bond	3,000	–
Obligations under finance leases	49,408	43,919
Provision for major overhauls	1,895	1,623
Deferred revenue	3,003	2,831
Provision for early retirement benefits	13	25
Deferred tax liabilities	938	873

Total non-current liabilities	71,141	91,337

Total liabilities	136,677	145,423

Shareholders’ equity
Share capital	9,818	9,818
Capital reserve	14,336	14,388
Other comprehensive income	59	53
Surplus reserves	1,552	1,306
Undistributed profits	13,201	9,989

Total equity attributable to equity shareholders of the Company	38,966	35,554
Non-controlling interests	10,607	8,720

Total equity	49,573	44,274

Total liabilities and shareholders’ equity	186,250	189,697

C.	RECONCILIATION OF DIFFERENCES IN FINANCIAL STATEMENTS PREPARED UNDER PRC GAAP AND IFRSs

Difference in net profit and net asset attributable to equity shareholders of the Company under consolidated financial information in financial statements between IFRSs and PRC GAAP

			Unit: RMB million
	Profit attributable to		Net asset attributable to:
	equity shareholders		Equity shareholders
	of the Company		of the Company
	January –	January –	31 December	31 December
	December 2015	December 2014	2015	2014

Amounts under PRC GAAP	3,851	1,773	38,966	35,554
Adjustments:
Government grants	1	1	(30)	(31)
Capitalisation of exchange difference of specific loans	(222)	(28)	101	323
Accumulated loss attributed to non-controlling interests of a subsidiary	–	23	–	–
Adjustment arising from an associate’s business combination under common control	(2)	(2)	4	6
Tax impact of the above adjustments	55	9	(24)	(79)
Effect of the above adjustments on non-controlling interests	53	1	28	(25)

Amounts under IFRSs	3,736	1,777	39,045	35,748

2015 REVIEW

In 2015, with slowdown in world economic growth, and the ruggedness and hardship on the road of global recovery, China faced constant downward economic pressure. Meanwhile, in addition to the grim situation of global aviation safety, domestic and international civil aviation market confronted with continuous market competition with drastic fluctuations of the RMB exchange rate and continuously decreasing aviation fuel price. Facing the intricate external environment, the Group adhered to the line of steady development. On one hand, the Group withstood the pressure and made the best efforts to ensure the aviation safety. On the other hand, the Group seized the opportunity of decreasing fuel price and increasing outbound tourism, which significantly improved the profit level. In addition, the Group actively responded to the depreciation of RMB and other challenges so as to reduce exchange loss. Under the common efforts of the management and all employees, the Group’s business achievement hit new high and comprehensive competitive force was constantly improved. The following achievements were made:

Safety and Efficiency

We continuously laid solid foundation for safety, strengthened safety trainings and further perfected the development of safety dynamic management and optimized information system, especially the capability to deal with special situations. During the reporting period, the Group realized 2,200,000 safe flight hours, accumulatively 15,720,000 safe flight hours and 10,166 hours of general aviation service, which maintained over 16 years of aviation safety and 21 years of aviation security. The Group continued to keep the best safety records among Chinese airlines.

We exerted ourselves to improve operating efficiency and strengthened flights, capacity and crew resources management, by which we improved our capability to respond to complex situation. Throughout the whole year, we launched extensive delay warning for 216 times and optimized over 10,000 flights in total. We focused on improving comprehensive operating efficiency of intercontinental routes, continued shortening deviation of flight plan and saved over 5,000 hours of flying time.

Taking advantage of Hub Control Center, we kept improving the transit process, by which the hub operation efficiency has been promoted effectively.

Fleet and Network

In order to actively respond to market demands, we further enlarged the fleet size and optimized fleet structure. During the reporting period, the Group introduced 58 aircraft including B777-300ER and B787 and retired 3 aircraft including B757. We entered into an agreement with Boeing Company, by which we proposed to purchase 110 aircraft of B737NG and B737MAX series from Boeing Company and sell 13 B757 aircraft and 3 B733 aircraft to Boeing Company. We entered into an agreement with Airbus S.A.S, by which we purchased 10 aircraft of A330-300 series from Airbus Company. By the end of the reporting period, the Group owned 667 aircraft, ranking top in Asia and fifth in the world in terms of fleet size.

We constantly deepen the strategic transformation by giving full play to existing advantages and continuing developing the network layout. During the reporting period, we focused on key market competitive strengths and leading position in the domestic market. At the same time, we firmly seized the strategic opportunity of “One Belt One Road” to perfect international layout. We focused on strengthening involvement in Europe and North America and appropriately opened new flights to Australia and New Zealand. During the reporting period, we launched flights to Nairobi, Christchurch and Rome besides opening more flights from Guangzhou to Sydney, Melbourne, Perth, Los Angeles, New York, etc. In addition, we strengthened the Urumqi hub and opened flights from Urumqi to Tehran, Islamabad, etc.

Market and Service

During the reporting period, the Group closely followed the hot spots of market and adhered to precision, internationalization and E-commercialization on passenger service marketing. Based on the market characteristics and competitive environments of different times and regions, we optimized the transport capacity input and price strategy in an efficient and precision way. We leveraged the outbound tourism boom and strengthened international marketing. Throughout the year, the passenger load factor of international flights exceeded 80%, and the revenue from the first class and business class of international flights increased by nearly 20% compared with the same period of the previous year, and the intercontinental flights realized annual profit-making for the first time. We continued optimizing the official website and mobile application of the Company and attached high importance to flow acquisition, which constantly improved conversion rate of electronic marketing. In the whole year, our official website had 90,930,000 views, the total number of social media followers reached as much as 8,050,000, and the APP had 2,170,000 new downloads, which was leading among domestic airlines. During the reporting period, the sales volume of mobile application and WeChat nearly doubled, and the ability of applying “Internet +” was improved efficiently.

During the reporting period, we constantly improved the operation level of freighter, optimized the capacity input and network layout of Shanghai and Guangzhou hubs. We explored the market potential of bellyhold, and the international transit cargo volume of Guangzhou increased by 11% compared with the same period of the previous year; the transport volume of “China Southern Airlines Express” increased by 27% compared with the same period of the previous year. We seized the opportunity of cross-border online retailers which developed rapidly with a sound trend. During the reporting period, based on consolidating the marine oil business of the Company, we actively developed onshore business, and the general aviation business was diversified gradually, realizing profit-making for 11 consecutive years.

During the reporting period, the Group improved services with full series of service products and whole-process service care and tried to bring passengers a relaxed and pleasant experience. We spared no effort to push service electronization, becoming the number one Chinese airlines in the number of electronic check-ins. We launched Nan Hang Xing and Guan Ai Qing series products and provided special passengers with warm services. We launched kid’s gift packs, kid’s meal and in-flight kid’s exclusive channel, creating surprises for child passengers. We pushed “Fast Pass” service, transit hotel booking on our official website and a through bill of international transit flight, and perfected online ordering products. We also realized quarterly Premiree mechanism of blockbuster on board to make passengers more relaxed. We specially set up the customer care center, preliminarily realized whole-process customer care and the complaint ratio of passengers was substantially lower than the industry average.

Alliance and Cooperation

During the reporting period, we continued deepening the cooperation relationship with SKYTEAM partners, which enlarged the market coverage and overseas recognition of the Company in Europe and other regions. We established interaction mechanism with alliance partners in the pilot cities in China and Europe, the sales revenue of relevant flights increased remarkably.

During the reporting period, we entered into a strategic cooperation framework agreement with Capital Airports Holding Company – an indication of the Group’s status as the leading operation airline of Beijing new airport. We continued acting as the leading partner and exclusive official airline sponsor of Sydney Festival and Melbourne Festival and the major partner of Melbourne Football Club which was the most time-honored sport club in Australia, so as to deepen into the mainstream market of Australia through sports and culture. Furthermore, we closely cooperated with key international regional tourism agencies and airports to push the all-round publicity of the international image brand of the Group.

Member and Employee

During the reporting period, Sky Pearl Club had another 4,200,000 new members, breaking through 25,000,000 in total number. The customer-oriented Group continued optimizing the exclusive products for members and launched high-end member exclusive interests, especially improving the experience of high value members. We actively tried the cooperation projects in the fields of automobile and real estate, so as to create more values for members. In addition, we initiated the member’s day activity on the 28th day of every month for the first time, constantly launched more exclusive preferential products and services for members and set off the member theme marketing of domestic airline companies.

During the reporting period, we focused on key issues, optimized the compensation and welfare policies and motivated the vitality of employees. We perfected post development channel and realized long-term employee incentive; we officially launched the “Young Employee Cultivation Program” which comprehensively promoted the growth of young employees. We innovated the services for employees, and enhanced employees’ sense of belonging by providing value-added and creative services. During the reporting period, the Group was named “National Top 30 Employers of China” and “the Employer with the Most Woman Concerns of China” of the year.

Environment and Society

As a responsible corporate citizen, we have been adhering to the ideas of “Green Flight, Green Consumption and Green Innovation”, actively responding to and practising the national policies. The Company’s environmental protection policies cover various areas, including energy conservation and emission reduction, improvement of energy efficiency, optimization of waste disposal, transformation of the airframe for energy conservation, optimization of flight route, and paperless office. In addition, we have been sharing the idea of environmental protection with our clients to make them enjoy our quality services, and at the same time understand our efforts in environmental protection and become a part of it.

We highly value the opinions and suggestions from all stakeholders such as investors, governments, clients, employees, industrial associations, partners, communities, experts, media and peers. We hold the firm belief that only by establishing a stable, open and transparent mechanism for communication among the stakeholders can we achieve a win-win situation by promoting sustainable development of the Company and the construction of a harmonious society. During the reporting period, we have communicated with approximately 8,000 stakeholders on matters in relation to our social responsibilities by ways of questionnaires, group discussions and interviews, the the results of such communication will be used as important references to the review and promotion of our plans for sustainable development.

OPERATING DATA SUMMARY

The following table sets forth certain financial information and operating data by geographic regions:

	For the year ended		Increase/
	31 December		(decrease)
	2015	2014	%

Traffic:
Revenue passenger kilometers (RPK) (million)
Domestic	138,769.05	127,681.88	8.68
Hong Kong, Macau and Taiwan	3,526.99	3,214.52	9.72
International	47,291.67	35,732.78	32.35

Total:	189,587.71	166,629.18	13.78

Revenue tonne kilometers (RTK) (million)
Domestic	13,916.26	12,916.60	7.74
Hong Kong, Macau and Taiwan	331.50	300.65	10.26
International	8,140.24	6,562.71	24.04

Total:	22,388.00	19,779.96	13.19

RTK – Passenger (million)
Domestic	12,253.49	11,287.71	8.56
Hong Kong, Macau and Taiwan	309.91	282.65	9.64
International	4,162.66	3,154.04	31.98

Total:	16,726.06	14,724.40	13.59

	For the year ended		Increase/
	31 December		(decrease)
	2015	2014	%

RTK – Cargo and mail (million)
Domestic	1,662.78	1,628.89	2.08
Hong Kong, Macau and Taiwan	21.59	18.00	19.94
International	3,977.58	3,408.66	16.69

Total:	5,661.95	5,055.55	11.99

Passengers carried (thousand):
Domestic	95,121.91	89,363.18	6.44
Hong Kong, Macau and Taiwan	2,571.15	2,385.37	7.79
International	11,728.96	9,170.47	27.90

Total:	109,422.02	100,919.02	8.43

Cargo and mail carried (thousand tonnes)
Domestic	1,030.10	1,014.90	1.50
Hong Kong, Macau and Taiwan	19.18	16.40	16.95
International	462.27	401.95	15.01

Total:	1,511.55	1,433.25	5.46

Capacity:
Available seat kilometres (ASKs) (million):
Domestic	172,104.99	160,482.40	7.24
Hong Kong, Macau and Taiwan	4,762.25	4,379.07	8.75
International	58,749.02	44,945.99	30.71

Total:	235,616.26	209,807.46	12.30

Available tonne kilometres (ATKs) (million):
Domestic	20,055.09	18,640.00	7.59
Hong Kong, Macau and Taiwan	562.65	497.79	13.03
International	11,586.92	9,315.94	24.38

Total:	32,204.66	28,453.73	13.18

	For the year ended		Increase/
	31 December		(decrease)
	2015	2014	%

Available tonne kilometres (ATKs) – Passenger Traffic (million)
Domestic	15,489.45	14,443.42	7.24
Hong Kong, Macau and Taiwan	428.60	394.12	8.75
International	5,287.41	4,045.14	30.71

Total:	21,205.46	18,882.68	12.30

Available tonne kilometres (ATKs) – Cargo and mail (million)
Domestic	4,565.65	4,196.59	8.79
Hong Kong, Macau and Taiwan	134.05	103.67	29.30
International	6,299.51	5,270.80	19.52

Total:	10,999.21	9,571.06	14.92

Load factor
Passenger load factor (RPK/ASK) (%):
Domestic	80.60	79.60	1.26
Hong Kong, Macau and Taiwan	74.10	73.40	0.95
International	80.50	79.50	1.26

Overall:	80.50	79.40	1.39

Total load factor (RTK/ATK) (%):
Domestic	69.40	69.30	0.14
Hong Kong, Macau and Taiwan	58.90	60.40	(2.48)
International	70.30	70.40	(0.14)

Overall:	69.50	69.50	–

	For the year ended		Increase/
	31 December		(decrease)
	2015	2014	%

Yield (including fuel surcharges)
Yield per RPK (RMB):
Domestic	0.55	0.60	(8.33)
Hong Kong, Macau and Taiwan	0.71	0.78	(8.97)
International	0.45	0.50	(10.00)

Overall:	0.53	0.58	(8.62)

Yield per RFTK (RMB):
Domestic	1.23	1.31	(6.11)
Hong Kong, Macau and Taiwan	4.49	5.56	(19.24)
International	1.19	1.45	(17.93)

Overall:	1.21	1.42	(14.79)

Yield per RTK (RMB):
Domestic	5.56	6.10	(7.38)
Hong Kong, Macau and Taiwan	7.89	8.64	(8.86)
International	3.18	3.50	(9.14)

Overall:	4.78	5.27	(9.30)

Yield (excluding fuel surcharges)
Yield per RPK (RMB):
Domestic	0.55	0.54	1.85
Hong Kong, Macau and Taiwan	0.61	0.63	(3.17)
International	0.35	0.39	(10.26)

Overall:	0.50	0.51	(1.96)

Yield per RFTK (RMB):
Domestic	1.13	1.21	(6.61)
Hong Kong, Macau and Taiwan	3.89	4.39	(11.39)
International	1.04	1.11	(6.31)

Overall:	1.08	1.16	(6.90)

	For the year ended		Increase/
	31 December		(decrease)
	2015	2014	%

Yield per RTK (RMB):
Domestic	5.61	5.48	2.37
Hong Kong, Macau and Taiwan	6.69	7.00	(4.43)
International	2.52	2.69	(6.32)

Overall:	4.50	4.58	(1.75)

Cost
Operating cost per ATK (RMB)	3.15	3.73	(15.55)

Flight Volume
Kilometers flown (million)	1,408.50	1,275.57	10.42

Hours flown (thousand)
Domestic	1,770.25	1,652.46	7.13
Hong Kong, Macau and Taiwan	44.79	41.64	7.56
International	422.69	332.06	27.29

Total:	2,237.73	2,026.16	10.44

Number of flights (thousand)
Domestic	824.53	791.45	4.18
Hong Kong, Macau and Taiwan	20.66	19.86	4.03
International	91.56	72.76	25.84

Total:	936.75	884.07	5.96

MANAGEMENT DISCUSSION AND ANALYSIS

I.	FINANCIAL PERFORMANCE

Part of the financial information presented in this section is derived from the Company’s audited financial statements that have been prepared in accordance with IFRSs.

The profit attributable to equity shareholders of the Company of RMB3,736 million was recorded in 2015 as compared to the profit attributable to equity shareholders of the Company of RMB1,777 million in 2014. The Group’s operating revenue increased by RMB3,068 million or 2.83% from RMB108,584 million in 2014 to RMB111,652 million in 2015. Passenger load factor increased by 1.1 percentage point from 79.4% in 2014 to 80.5% in 2015. Passenger yield (in passenger revenue per RPK) decreased by 8.62% from RMB0.58 in 2014 to RMB0.53 in 2015. Average yield (in traffic revenue per RTK) decreased by 9.30% from RMB5.27 in 2014 to RMB4.78 in 2015. Operating expenses decreased by RMB4,534 million or 4.28% from RMB106,026 million in 2014 to RMB101,492 million in 2015. As a result of the increase of operating revenue and the decrease in operating expenses, operating profit of RMB13,438 million was recorded in 2015 as compared to operating profit of RMB4,748 million in 2014, increase by RMB8,690 million.

II.	OPERATING REVENUE

	2015		2014
	Operating		Operating		Changes in
	revenue	Percentage	revenue	Percentage	revenue
	RMB Million	%	RMB Million	%	%

Traffic revenues	107,099	95.92	104,328	96.08	2.66

Including: Passenger revenues	100,238		97,145		3.18
– Domestic	76,570		76,647		(0.10)
– Hong Kong, Macau and Taiwan	2,517		2,497		0.80
– International	21,151		18,001		17.50

Cargo and mail revenue	6,861		7,183		(4.48)

Other operating revenues	4,553	4.08	4,256	3.92	6.98
Mainly including:
Commission income	1,545		1,335		15.73
Ground services income	345		293		17.75
Expired sales in advance of carriage	459		459		–
General aviation income	490		576		(14.93)
Hotel and tour operation income	621		508		22.24

Total operating revenues	111,652	100.00	108,584	100.00	2.83

Less: fuel surcharge income	(6,300)		(13,746)		(54.17)

Total operating revenue excluding fuel surcharge	105,352		94,838		11.09

Substantially all of the Group’s operating revenues is attributable to airlines transport operations. Traffic revenues accounted for 96.08% and 95.92% of total operating revenue in 2014 and 2015, respectively. Passenger revenues and cargo and mail revenues accounted for 93.59% and 6.41%, respectively of the total traffic revenue in 2015. During the reporting period, the Group’s total traffic revenues was RMB107,099 million, representing an increase of RMB2,771 million or 2.66% from prior year, mainly due to the increase of transport capacity and the passenger capacity volume. The other operating revenues is mainly derived from commission income, expired sales in advance of carriage, hotel and tour operation income, general aviation income and ground services income.

The increase in operating revenue was primarily due to a 3.18% increase in passenger revenue from RMB97,145 million in 2014 to RMB100,238 million in 2015. The total number of passengers carried increased by 8.43% to 109.42 million passengers in 2015. RPKs increased by 13.78% from 166,629 million in 2014 to 189,588 million in 2015, primarily as a result of the increase in number of passengers carried. Passenger yield per RPK decreased from RMB0.58 in 2014 to RMB0.53 in 2015, which is mainly due to the drop of average ticket price.

Domestic passenger revenue, which accounted for 76.39% of the total passenger revenue in 2015, decreased by 0.10% from RMB76,647 million in 2014 to RMB76,570 million in 2015. Domestic passenger traffic in RPKs increased by 8.68%, while passenger capacity in ASKs increased by 7.24%, resulting in an increase in passenger load factor by 1 percentage points from 79.6% in 2014 to 80.6% in 2015. Domestic passenger yield per RPK decreased from RMB0.60in 2014 to RMB0.55 in 2015.

Hong Kong, Macau and Taiwan passenger revenue, which accounted for 2.51% of total passenger revenue, increased by 0.80% from RMB2,497 million in 2014 to RMB2,517 million in 2015. For Hong Kong, Macau and Taiwan flights, passenger traffic in RPKs increased by 9.72%, while passenger capacity in ASKs increased by 8.75%, resulting in an increase in passenger load factor by 0.7 percentage points from 73.4% in 2014 to 74.1% in 2015. Passenger yield per RPK decreased from RMB0.78 in 2014 to RMB0.71 in 2015.

International passenger revenue, which accounted for 21.10% of total passenger revenue, increased by 17.50% from RMB18,001 million in 2014 to RMB21,151 million in 2015. For international flights, passenger traffic in RPKs increased by 32.35%, while passenger capacity in ASKs increased by 30.71%, resulting in a 1 percentage points increase in passenger load factor from 79.5% in 2014 to 80.5% in 2015. Passenger yield per RPK decreased from RMB0.50 in 2014 to RMB0.45 in 2015.

Cargo and mail revenue, which accounted for 6.41% of the Group’s total traffic revenue and 6.14% of total operating revenue, decreased by 4.48% from RMB7,183 million in 2014 to RMB6,861 million in 2015. The decrease was attributable to the depression of freight market and drop of freight rates.

Other operating revenue increased by 6.98% from RMB4,256 million in 2014 to RMB4,553 million in 2015. The increase was primarily due to the rise of commission income, hotel and tour operation income.

III.	OPERATING EXPENSES

Total operating expenses in 2015 amounted to RMB101,492 million, representing a decrease of 4.28% or RMB4,534 million over 2014, primarily due to the decrease of jet fuel cost. Total operating expenses as a percentage of total operating revenue decreased from 97.64% in 2014 to 90.90% in 2015.

Operating expenses	2015		2014
	RMB Million	Percentage	RMB Million	Percentage

Flight operation expenses	50,412	49.67	58,901	55.55
Mainly including:
Jet fuel costs	26,274		37,728
Aircraft operating lease charges	6,153		5,383
Flight personnel payroll and welfare	8,070		6,803
Maintenance expenses	10,407	10.25	8,304	7.83
Aircraft and transportation service expenses	17,908	17.64	16,402	15.47
Promotion and selling expenses	6,976	6.87	7,841	7.40
General and administrative expenses	2,464	2.43	2,337	2.20
Depreciation and amortisation	11,845	11.67	10,828	10.21
Impairment on property, plant and equipment	90	0.09	215	0.20
Others	1,390	1.38	1,198	1.14

Total operating expenses	101,492	100.00	106,026	100.00

Flight operations expenses, which accounted for 49.67% of total operating expenses, decreased by 14.41% from RMB58,901 million in 2014 to RMB50,412 million in 2015, primarily as a result of decrease in jet fuel costs because of decrease in average fuel prices. Jet fuel costs, which accounted for 52.12% of flight operations expenses, decreased by 30.36% from RMB37,728 million in 2014 to RMB26,274 million in 2015.

Maintenance expenses, which accounted for 10.25% of total operating expenses, increased by 25.33% from RMB8,304 million in 2014 to RMB10,407 million in 2015. The increase was mainly due to fleet expansion.

Aircraft and transportation service expenses, which accounted for 17.64% of total operating expenses, increased by 9.18% from RMB16,402 million in 2014 to RMB17,908 million in 2015. The increase was primarily due to a 9.66% rise in landing and navigation fees from RMB10,496 million in 2014 to RMB11,510 million in 2015, resulted from the increase in the number of take-off and landings.

Promotional and selling expenses, which accounted for 6.87% of total operating expenses, decreased by 11.03% from RMB7,841 million in 2014 to RMB6,976 million in 2015.

General and administrative expenses, which accounted for 2.43% of the total operating expenses, increased by 5.43% from RMB2,337 million in 2014 to RMB2,464 million in 2015.

IV.	OPERATING PROFIT

Operating profit of RMB13,438 million was recorded in 2015 (2014: RMB4,748 million). The increase in profit was mainly due to the increase of operating income by the RMB3,068 million or 2.83% and the decrease of operating cost by the RMB4,534 million or the 4.28% compared with 2014.

V.	OTHER NET INCOME

Other net income increased by RMB1,088 million from RMB2,190 million in 2014 to RMB3,278 million in 2015, mainly due to the increase of government grants.

Interest expense decreased by RMB5 million from RMB2,193 million in 2014 to RMB2,188 million in 2015 was mainly due to the increase in finance lease interests and decrease of loan interest paid.

Net exchange loss of RMB5,953 million was recorded in 2015, an increase of RMB5,661 million from RMB292 million in 2014, mainly due to the effection of RMB central parity and the FED RESERVE raise interest rates, the increase in the exchange rate for US dollars against RMB was relatively large.

VI.	INCOME TAX

Income tax expense of RMB1,300 million was recorded in 2015, increase by RMB632 million from RMB668 million in 2014, mainly due to the increase of profit before tax in the reporting period.

VII.	LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE

As at 31 December 2015, the Group’s current liabilities exceeded its current assets by RMB51,422 million. For the year ended 31 December 2015, the Group recorded a net cash inflow from operating activities of RMB23,734 million, a net cash outflow from investing activities of RMB6,931 million and a net cash outflow from financing activities of RMB27,695 million and a decrease in cash and cash equivalents of RMB10,892 million.

	2015	2014
	RMB million	RMB million

Net cash generated from operating activities	23,734	13,570
Net cash used in investing activities	(6,931)	(9,760)
Net cash used in financing activities	(27,695)	(131)

Net (decrease)/increase in cash and cash equivalents	(10,892)	3,679

Cash and cash equivalents at 1 January	15,414	11,748
Exchange gain/(losses) on cash and cash equivalents	38	(13)

Cash and cash equivalents at 31 December	4,560	15,414

In 2015 and thereafter, the liquidity of the Group primarily depends on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and its ability to obtain adequate external financing to meet its committed future capital expenditures. As at 31 December 2015, the Group had banking facilities with several PRC commercial banks for providing loan facilities up to approximately RMB173,739 million (2014: RMB187,133 million), of which approximately RMB131,021 million (2014: RMB126,703 million) was unutilised. The directors of the Company (the “Directors”) believe that sufficient financing will be available to the Group.

The Directors have carried out a detailed review of the cash flow forecast of the Group for the twelve months ending 31 December 2016. Based on such forecast, the Directors have determined that adequate liquidity exists to finance the working capital and capital expenditure requirements of the Group during that period. In preparing the cash flow forecast, the Directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned loan finance which may impact the operations of the Group during the next twelve-month period. The Board is of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realised.

The analyses of the Group’s borrowings and lease obligation are as follows:

Composition of borrowings and lease obligation

	2015	2014	Change
	RMB million	RMB million	%

Total borrowings and lease obligation	101,710	112,956	(9.96)

Fixed rate borrowings and lease obligation	21,810	8,587	153.99
Floating rate borrowings and lease obligation	79,900	104,369	(23.44)

As at 31 December 2015, the notional amount of the outstanding interest rate swap agreements was approximately USD581 million. These agreements will expire between 2016 and 2024.

Analysis of borrowings and lease obligation by currency

	2015	2014
	RMB million	RMB million

USD	62,592	105,393
RMB	31,742	5,204
Others	7,376	2,359

Total	101,710	112,956

Analysis of borrowings and lease obligation by maturity

	2015	2014
	RMB million	RMB million

Within 1 year	36,418	26,971
After 1 year but within 2 years	14,143	22,713
After 2 years but within 5 years	25,199	35,772
After 5 years	25,950	27,500

Total	101,710	112,956

The Group’s capital structure at the end of the year is as follows:

	2015	2014	Change

Total liabilities (RMB million)	136,365	145,195	(6.08%)
Total assets (RMB million)	185,989	189,688	(1.95%)
Debt ratio	73%	77%	Decreased by
			4 percentage
			points

The group monitors capital on the basis of debt ratio, which is calculated as total liabilities divided by total assets. The debt ratio of the Group at 31 December 2015 was 73%, as compared to 77% at 31 December 2014.

VIII.	MAJOR CHARGE ON ASSETS

As at 31 December 2015, certain aircraft of the Group with an aggregate carrying value of approximately RMB88,060 million (2014: RMB99,119 million) were mortgaged under certain borrowings and lease agreements.

IX.	COMMITMENTS AND CONTINGENCIES

Commitments

As at 31 December 2015, the Group had capital commitments (excluding investment commitment) of approximately RMB90,160 million (2014: RMB64,589 million). Of such amounts, RMB83,427 million related to the acquisition of aircraft and related flight equipment and RMB6,733 million for other projects.

As at 31 December 2015, the Group had investment commitments as follows:

	2015	2014
	RMB million	RMB million

Authorised and contracted for
Capital contributions for acquisition of interests in associates	34	70
Share of capital commitments of a joint venture	56	52

	90	122

Authorised but not contracted for
Share of capital commitments of a joint venture	41	–

	131	122

Contingent Liabilities

(a)	The Group leased certain properties and buildings from CSAHC which located in Guangzhou, Wuhan and Haikou, etc. However, to the knowledge of the Group, such properties and buildings lack adequate documentation evidencing CSAHC’s rights thereto.

Pursuant to the indemnification agreement dated 22 May 1997 between the Group and CSAHC, CSAHC has agreed to indemnify the Group against any loss or damage arising from any challenge of the Group’s right to use such properties and buildings.

In addition, the Group is applying title certificates for certain of the Group’s properties and land use rights certificates for certain properties and parcels of land. The Company is of the opinion that the use of and the conduct of operating activities at these properties and these parcels of land are not affected by the fact that the Group has not yet obtained the relevant certificates.

(b)	The Company and its subsidiary, Xiamen Airlines, entered into agreements with certain pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB627 million (31 December 2014: RMB646 million) that can be drawn by the pilot trainees to finance their respective flight training expenses. As at 31 December 2015, total personal bank loans of RMB454 million (31 December 2014: RMB486 million), under these guarantees, were drawn down from the banks. During the year, the Group paid RMB4 million (2014: RMB2 million) to the banks due to the default of payments of certain pilot trainees.

(c)	The Company is engaged in International Court of Arbitration proceedings (“ICC arbitration proceedings”) in London against a lessor SASOF TR-81 AVIATION IRELAND LIMITED, arising out of the redelivery of two Boeing 737 aircraft. The lessor has made various claims of approximately USD13 million in the arbitration proceedings relating to the redelivery condition of the aircraft, and the Company has counterclaimed against the lessor for the recovery of approximately USD9.8 million. The final hearing in the ICC arbitration proceedings commenced in London on 7 March 2016, and will conclude on 19 April 2016, and the award of the Arbitral Tribunal is awaited. As of the date of this report, the Company cannot reasonably predict the result and potential financial impact of this pending arbitration, if any. Therefore, no additional provision has been made against this pending arbitration.

(d)	With regard to the incident of the investigation on the Company’s former chairman as a result of suspected sever violation of disciplines, management of the Company, including the internal audit of the Company, have carried out a robust assessment by taking into consideration the fact that the former chairman was a non-executive director and has not involved in the operation of the Company. Based on the work carried out, we have not identified any possible material misstatements of the financial statements caused by the incident.

SUBSEQUENT EVENTS

(a)	On 2 February 2016, the Company entered into the “Equity Transfer Agreement between China Southern Airlines Company Limited and China Southern Air Holding Company in relation to transfer of 100% equity interest in Southern Airlines (Group) Import and Export Trading Company” with CSAHC, a controlling shareholder of the Company, pursuant to which the Company agreed to acquire 100% equity interest in Southern Airlines (Group) Import and Export Trading Company at the consideration of RMB400,570,400.

(b)	On 7 March 2016, the Company has completed the issuance of the 2016 Corporate Bonds (first Tranche) with nominal value of RMB5 billion for a term of three years and at nominal interest rate of 2.97%.

(c)	On 8 March 2016, the Board approved that, Xiamen Airlines shall make an application to the National Association of Financial Market Institutional Investors for the registration and issuance of ultra-short-term financing bills with the aggregate maximum principal amount of RMB10 billion. The issuance of ultra-short-term financing is subject to the registration with the National Association of Financial Market Institutional Investors.

(d)	On 15 January 2016, the Board received a letter of resignation from Si Xian Min as the Chairman of the Board. Due to personal reason, Si Xian Min tendered his resignation from the posts of Chairman of the Board, non executive director of the Company, the member of the Strategic Decision-making Committee under the Board and the chairman of the Nomination Committee under the Board. Si Xian Min confirms that he has no disagreement in any respect with the Board and the Company, and there is no matter relating to his resignation that should be brought to the attention of the shareholders of the Company.

CHANGE IN SHARE CAPITAL STRUCTURE

							Unit: Share
				Increase/(decrease) during
		31 December 2014		January to December 2015		31 December 2015
		Number of	Percentage	Number of	Percentage	Number of	Percentage
		Shares	(%)	Shares	(%)	Shares	(%)

I.	Shares subject to restrictions on sales	0	0	0	0	0	0
II.	Shares not subject to restrictions on sales
1.	RMB ordinary shares	7,022,650,000	71.53	0	0	7,022,650,000	71.53
2.	Foreign listed shares	2,794,917,000	28.47	0	0	2,794,917,000	28.47
	Total	9,817,567,000	100	0	0	9,817,567,000	100
III.	Total number of shares	9,817,567,000	100	0	0	9,817,567,000	100

Note: During the reporting period, there were no changes of the total share number and share structure.

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any shares during the year ended 31 December 2015.

PRE-EMPTIVE RIGHTS

None of the articles of association of the Company provides for any pre-emptive rights requiring the Company to offer new shares to existing shareholders in proportion to their existing shareholdings.

AUDIT COMMITTEE

The audit committee of the Company has reviewed the audited financial statements of the Group for the year ended 31 December 2015.

COMPLIANCE WITH THE MODEL CODE

Having made specific enquiries with all the Directors, the Directors have for the year ended 31 December 2015 complied with the Model Code (the “Model Code”) for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Rules (the “Listing Rules”) Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”).

The Company has adopted a code of conduct which is no less stringent than the Model Code regarding securities transactions of the Directors.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

In the opinion of the Board, the Group has complied with the code provisions of the Corporate Governance Code as set out in Appendix 14 of the Listing Rules for the year ended 31 December 2015.

DIVIDENDS

In 2015, the Group realized the operating revenue of RMB111,652 million, and the profit attributable to the equity shareholders of the Company was RMB3,736 million. The Board recommends the payment of a final dividend of RMB0.8 (inclusive of applicable tax) per 10 shares for the year ended 31 December 2015, totaling approximately RMB785 million based on the Company’s 9,817,567,000 issued shares. A resolution for the dividend payment will be submitted for consideration at the 2015 annual general meeting of the Company. The dividend will be denominated and declared in RMB and payable in RMB to shareholders of A share, and in HKD to shareholder of H share. The profit distribution proposal is subject to shareholders’ approval at the general meeting, and if approved, the final dividend is expected to be paid to the shareholders on or around Friday, 8 July 2016.

2016 OUTLOOK

It is expected that global economic growth will slightly speed up, but weak recovery will still be the overall trend. The economy of China will possibly become steady and slow down, even touch the bottom gradually, forming the stage bottom of middle and high growth and enter into a relatively stable growth platform. The civil aviation of the world will keep a sound growing trend, and it is expected that the passenger volume of civil aviation in China will continue to grow rapidly. However, it is difficult to forecast the pricing trend of aviation fuel in the future and there is still great risk of exchange rate fluctuations. The Group faces rapid development of low cost carriers and high-speed rail and increasingly fierce competition in markets as well. There are both opportunities and challenges. Therefore, the following works are necessary:

1.	We shall give full play to safety system with foresight, strengthen data application, standardize risk management, reinforce the analysis of typical cases, adhere to closed-loop management, intensify qualification construction and promote integrated safety flight. In 2016, the Group will make ensure an aviation safety year.

2.	Oriented on market demands, we will continue optimizing the fleet structure by combining macro-environment and industrial development trend. In 2016, the Group plans to introduce 58 aircraft and retire 18 aircraft. It is expected that the available seats kilometers will increase by 10.6% as compared to the same period of the previous year, representing an increase of 5.2% and 25.0% in respect of domestic available seats kilometers and international (including region) available seats kilometers, respectively.

3.	We will improve comprehensive operation efficiency, refine aviation fuel management, strengthen resources integration and control, and continue perfecting contingency plans. We will speed up the construction of transit hubs, and build high-efficiency flight delay handling system and hub operation system oriented on passenger experiences.

4.	We will continue enlarging the effect of “Canton Route” and perfecting domestic and international network layouts. We will leverage key markets to optimize the structure of domestic capacity, reinforce the advantageous position of Australia and New Zealand markets and continue increasing our involvement in the North American market. We will strengthen the international flights network construction of Urumqi hub and enrich the network of Central Asia and Western Asia.

5.	We will keep abreast with market and customer demands, leverage the mainstream trend of Internet, actively respond to the fierce competition of domestic market and constantly improve the management quality of international flights. We will strengthen competitive advantages of key domestic markets and improve market discourse right. We will constantly improve international marketing capability to develop and attract more high-end customers, reinforce marketing innovation and actively launch value-added products, enlarge the scope of coordination with existing domestic partners, perfect the fixed term interaction mechanism with alliance partners and constantly increase the synergy value.

6.	We will strengthen the construction of Guangzhou and Shanghai cargo transportation hubs and constantly improve the management levels of freighter. We will seize the market opportunities including courier, cross-border online retailers, and strength the management of bellyhold. We will actively develop general aviation, and based on consolidating traditional markets such as offshore energy services. We will also vigorously develop onshore business, and actively explore multiple markets, such as flight training, external maintenance, trust, etc.

7.	We will focus on transit service to improve the convenience, further improve the language, meal and entertainment experiences of passengers, give play to the customer care center, and facilitate the improvement of services with complaints. Offline services will be gradually transferred online besides resolving the problems in respect of passenger experience with the thinking of “Internet +”, and publicizing the electronic channel services in each link. In addition, we will launch tableware, comfort products, in-flight entertainment brand cooperation, etc, and push on food specialties, rapid rescheduling, etc.

8.	We will reinforce the achievements of comprehensive budget management, optimize cost standardization management and benchmarking management, strengthen process control, improve the precision level of management and control of large projects and greatly reduce operating costs. We will innovate financing tools, broaden financing channels, reduce financing costs, optimize debt structure, control asset-liability ratio and enhance the ability to resist risks. New models of transferring overseas lease to domestic lease will be further developed to reduce leasing cost.

PUBLICATION OF ANNUAL REPORT ON THE WEBSITES OF THE STOCK EXCHANGE AND THE COMPANY

The 2015 annual report of the Company, which contains consolidated financial statements for the year ended 31 December 2015, with an unqualified auditor’s report, and all other information required under Appendix 16 of the Listing Rules will be despatched to shareholders of the Company and published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (www.csair.com) in due course.

By order of the Board
China Southern Airlines Company Limited Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

30 March 2016

As at the date of this announcement, the Directors include Yuan Xin An and Yang Li Hua as nonexecutive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

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